EXHIBIT 21.1

Subsidiaries of the Registrant

The following is a complete and accurate list of all subsidiaries of the Company, the state or other jurisdiction of their incorporation or organization and other names, if any, under which they conduct business.

Name of Entity	State or Other Jurisdiction of Incorporation or Organization	Other Names Under Which It Conducts Business
Juhl Energy Services, Inc. (f/k/a DanMar & Associates, Inc.)	Minnesota	None

Juhl Energy Development, Inc.	Minnesota	None

Next Generation Power Systems, Inc. Juhl Wind Asset Investment, Inc. (f/k/a Juhl Wind Project Lending, Inc.)	South Dakota Minnesota	None None

The following entity is a wholly-owned subsidiary of Juhl Energy Development, Inc.:

Community Wind Development Group LLC, a limited liability company organized under the laws of Minnesota